SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MENTOR GRAPHICS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value	587200106
(Title of Class of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Dean M. Freed

Vice President and General Counsel

Mentor Graphics Corporation

8005 S.W. Boeckman Road

Wilsonville, Oregon 97070

(503) 685-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Danielle Benderly

Perkins Coie LLP

1120 N.W. Couch Street, Tenth Floor

Portland, OR 97209

(503) 727-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,951,203.76	$1209.00

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 8,992,204 shares of the issuer’s common stock and have an aggregate value of $16,951,203.76 as of December 31, 2009, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1209.00	Filing Party:	Mentor Graphics Corporation
Form or Registration No.:	000-13442	Date Filed:	January 7, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 7, 2010, relating to an offer by Mentor Graphics Corporation, an Oregon corporation (the “Company”), to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock for restricted stock units.

Amended Terms and Conditions of the Exchange Offer

The Company has amended the disclosure included in the Offer to Exchange Certain Stock Options For Restricted Stock Units, dated January 7, 2010 (the “Exchange Offer”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows. The following amendments to the Exchange Offer also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Exchange Offer, as amended.

1. The section of the Exchange Offer entitled The Exchange Offer: Section 9, Information Concerning the Company; Financial Information is revised as follows:

a. The second paragraph is deleted and replaced with the following:

Financial Information. We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009 and with “Part I. Financial Information” of each of our Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2009, July 31, 2009 and October 31, 2009, all of which are incorporated herein by reference. The selected consolidated statements of earnings data for the fiscal years ended January 31, 2009 and January 31, 2008 and the selected consolidated balance sheet data as of January 31, 2009 and January 31, 2008 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009. The selected consolidated statements of earnings data for the fiscal quarters ended October 31, 2009 and October 31, 2008 and the selected consolidated balance sheet data as of October 31, 2009 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

b. The tabular summary of consolidated financial data presented is deleted and replaced with the following:

Summary Consolidated Statements of Earnings and Balance Sheets

(amounts in thousands, except percentages and per share data):

	Fiscal Year Ended		Fiscal Quarter Ended
	January 31, 2009(1)	January 31, 2008(1)	October 31, 2009	October 31, 2008(1)
Consolidated Statements of Earnings:
Total revenues	$789,101	$879,732	$189,196	$184,852
Operating (loss) income	$(65,558)	$72,366	$(7,268)	$(25,342)
Net (loss) income	$(91,252)	$24,309	$(27,034)	$(78,863)
Gross margin percent	84%	85%	86%	83%
Operating (loss) income as a percent of revenues	(8%)	8%	(4%)	(14%)
Net (loss) income per common share - Basic	$(0.99)	$0.28	$(0.28)	$(0.85)
Net (loss) income per common share - Diluted	$(0.99)	$0.27	$(0.28)	$(0.85)
Weighted average shares outstanding - Basic	91,829	88,086	97,854	92,354
Weighted average shares outstanding - Diluted	91,829	89,981	97,854	92,354

	Fiscal Year Ended		Fiscal Quarter Ended
	January 31, 2009 (1)	January 31, 2008 (1)	October 31, 2009
Consolidated Balance Sheet
Cash, cash equivalents and short-term investments	$95,639	$126,215	$84,658
Working capital	$98,446	$187,082	$60,781
Property, plant and equipment, net	$100,991	$100,421	$95,921
Total assets	$1,186,070	$1,237,657	$1,134,023
Short-term borrowings	$36,998	$14,178	$39,801
Notes payable, deferred revenue, long-term and other noncurrent liabilities	$280,271	$264,165	$232,467
Shareholders’ equity	$586,445	$654,182	$594,506

(1)	On February 1, 2009, the Company adopted the FASB’s guidance requiring issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) separately account for the implied liability and equity components of the convertible debt in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This guidance requires retrospective application to all periods for which convertible debt instruments with cash conversion features were outstanding prior to the date of adoption.

c. The tabular disclosure regarding the ratio of earnings to fixed charges is deleted and replaced by the following:

	Fiscal Year Ended		Fiscal Quarter Ended
	January 31, 2009	January 31, 2008	October 31, 2009
Ratio of earnings to fixed charges	(0.24)	0.47	(0.35)

2. The section of the Exchange Offer entitled The Exchange Offer: Section 11, Status of Eligible Stock Options Acquired by the Company in the Exchange Offer; Accounting Consequences of the Exchange Offer is revised to clarify the accounting period over which the original remaining stock option compensation expense and incremental, if any, restricted stock unit grant compensation expense would amortize. The second paragraph is deleted and replaced with the following:

Under FASB ASC Topic 718 – “Compensation – Stock Compensation” (which codified former Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments”), the exchange of stock options in the Exchange Offer is treated as a modification of the existing stock options for accounting purposes. Accordingly, we will recognize the unamortized compensation cost of the surrendered eligible stock options over the original vesting period of the option. The incremental compensation cost of the RSUs granted in the Exchange Offer will be recognized ratably over the vesting period of the RSU grants. The incremental compensation cost will be measured as the excess, if any, of the fair value of each RSU granted to employees in exchange for surrendered eligible stock options, measured as of the date the RSUs are granted, over the fair value of the eligible stock options surrendered in exchange for the RSU grants, measured immediately prior to the cancellation. Because of the manner in which the exchange ratios were calculated, we do not expect to recognize any significant incremental compensation expense for financial reporting purposes as a result of the Exchange Offer. In the event that any of the RSUs are forfeited prior to their vesting due to termination of service, the incremental compensation cost for the forfeited RSUs will not be recognized.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights;

Section 5, Acceptance of Eligible Stock Options; Newly Issued RSUs; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of RSUs; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, and Schedules A through T, is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s Board of Directors, executives who are subject to the provisions of Section 16 of the Exchange Act, and former employees are not eligible to participate in the offer. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; Newly Issued RSUs; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)	Plans.

Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2009, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2009, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2009, and the financial information contained in the Offer to Exchange, as amended by this Amendment No. 1, under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MENTOR GRAPHICS CORPORATION

By:	/S/ DEAN FREED
Name:	Dean Freed
Title:	Vice President and General Counsel

Date: January 7, 2010